March 19, 2021


VIA E-MAIL

Caitlin Robinson
Putnam Investments, Inc.
100 Federal Street
Boston, MA 02110

       Re:    Putnam ETF Trust
              File Nos. 333-253222 and 811-235643

Dear Ms. Robinson:

        On February 17, 2021, Putnam ETF Trust (the    Trust   ) filed a
registration statement on
Form N-1A under the Securities Act of 1933 (the    Securities Act   ) and the
Investment Company
Act of 1940 (the    1940 Act   ) to offer shares of Putnam Focused Large Cap
Growth ETF,
Putnam Focused Large Cap Value ETF, Putnam Sustainable Future ETF and Putnam Sustainable
Leaders ETF (each a    Fund    and together, the    Funds   ). We have reviewed
the registration
statement and provide our comments below. Where a comment is made in one location, it applies to all similar disclosure appearing elsewhere in the registration statement.
General

1. We note that portions of the registration statement are incomplete. Please ensure that the fee table, hypothetical expense examples, references to the auditor, auditor's consent, and seed financial statements are provided in an amendment as a financial review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

2. The staff is aware that on February 19, 2021, the Trust filed an application seeking exemptive relief from certain provisions of the 1940 Act (the
Application   ) and that the
       Application incorporates by reference the terms and conditions of a prior order granting the same relief. See Fidelity Beach Street Trust, et al., Investment Company Act Rel.
       Nos. 33683 (No. 14, 2019) (notice) and 33712 (Dec. 10, 2019) (order)
(together, the
          Fidelity Order   ) and the related application (File No. 812-15084)
(the    Fidelity
       Application   ). Please tailor the disclosure throughout the
registration statement to
       conform to the specific exemptive relief granted by the Fidelity Order, including the relevant representations and conditions, directly and indirectly contained in the
       Application. Please add disclosure that states there can be no assurance that the
       Commission will grant the Trust the exemptive relief sought in the Application.
 Caitlin Robinson, Esq.
March 19, 2021
Page 2 of 8


3. Please supplementally explain if you have submitted, or expect to submit, any exemptive application other than the Application, or no-action request in connection with the registration statement. We note that each Fund shares an adviser, similar name, investment objective and policies as an actively-managed mutual fund. Please confirm that each Fund will be a separately managed portfolio, rather than a separate class of the same portfolio, a structure that would require novel multi-class relief.

4. Please apply general comments on the Putnam Focused Large Cap Growth ETF globally to each of the other Funds, if applicable.

Putnam Focused Large Cap Growth ETF

Cover Page

5. The Application states the Fund will include a Legend describing how the Fund will operate differently from a traditional ETF. Pease revise the cover page to emphasize
       certain parts of the Legend in bold:    This ETF is different from
traditional ETFs    and
          This may create additional risks for your investment.    See,
Fidelity Application at
       page 23.

6. Revise the Legend to include specific cross-references to related principal risks of the
       Fund by name:    Tracking Basket Structure Risk,       Arbitrage Risk,
 and    Fluctuation of
       NAV and Share Price Risk.    See, Fidelity Application at page 24.

7. If the Funds intend to rely on rule 30e-3, please add the statement required by rule
       498(b)(1)(vii) under the Securities Act.

Prospectus

Prospectus Summary - Fee Table

8. At least one week before anticipated effectiveness, please provide the staff with a completed fee table and expense example for our review. In addition, if any fee waivers are reflected in the table, please confirm that any related expense limitation agreement will continue for at least one year from effectiveness.

9. Please reorganize the fee table so each line item appears under the previous item rather than next to it. See Form N-1A, Item 3.
 Caitlin Robinson, Esq.
March 19, 2021
Page 3 of 8

Prospectus Summary    Principal Investment Strategies

10. In the first sentence, please clarify that the Fund will primarily invest in common stocks
       of    exchange-traded    U.S. companies as set forth in the conditions
of the Fidelity
       Application.

11. In the first paragraph, please provide a brief description of the Russell 1000 Growth
       Index including the capitalization range considered for an issuer to be a large cap company.

12. In the first paragraph, please consider deleting the third sentence since it also appears in the Item 9 disclosure. Revise the third sentence to clarify that the
Fund   s investment
       objectives may be changed without shareholder approval.

13. In the second paragraph, you state the Fund expects to invest in a limited number of issuers. Please consider adding a range of the number of issuers the Fund intends to
       invest in to clarify what is meant by a    limited number.

14.    In the third paragraph, please revise the first sentence (   The fund is
an actively managed
            ) to replace    is not required to    with    does not.

Prospectus Summary    Principal Investment Risks

15.    With regard to    Tracking Basket Structure Risk   :

       a. Please add that the Fund will incur expenses to put together and maintain the
          Tracking Basket.

       b. Please disclose that the Fund does not require a minimum Tracking Basket Weight
          Overlap with its actual portfolio.

       c. Please highlight that the Tracking Basket is a novel structure and not a proven arbitrage mechanism. Alternatively, more clearly state this in the Arbitrage Risk disclosure below.

16. Please disclose if the Fund has established thresholds for tracking error, bid-ask spreads and premiums/discounts. Will the Board take any remedial action if these thresholds are crossed? Please also provide high-level detail regarding any thresholds with a more complete discussion later in the prospectus. See, Fidelity Application at pages 29-30.

17.    With regard to    Industry or Sector Concentration Risk,    please
supplementally clarify
       whether the Fund intends to focus in any particular industries at launch. If the Fund can identify any such industries, please disclose those industries in the principal investment strategy section and include related principal risks, as appropriate. Caitlin Robinson, Esq.
March 19, 2021
Page 4 of 8

18.    In the    Authorized Participant Concentration Risk,    or in a separate
risk factor, disclose
       that the Fund is offering a novel and unique structure, which may affect the number of entities willing to act as Authorized Participants, and that this risk may be exacerbated during times of market stress. Please also discuss the potential consequences to the Fund and its investors if this risk is realized.

Prospectus    Principal Investment Strategy

19.    The Fund   s Item 9 disclosure of its principal strategies is identical to the disclosure
       included in response to Item 4. However, the disclosure in response to
Item 4 is intended
       to be a summary of the more fulsome disclosure required by Item 9. See Form N-1A
       Item 4 and Item 9; see also IM Guidance Update 2014-08. Please revise.

20.    Please include a brief discussion of the Fund   s Tracking Basket
methodology (e.g., how
       representative ETFs are selected for inclusion in the Tracking Basket).

21.    Please revise the discussion of    Permitted Investment Types    to add
that no Fund will
       buy securities that are illiquid investments (as defined in rule 22e-4(a)(8) under the Act)
       at the time of purchase, borrow for investment purposes or hold short positions.

Prospectus    Principal Investment Risks

22.    We note the addition of    Portfolio Turnover Risk    to the Principal
Investment Risks.
       Where appropriate, please revise the Principal Investment Strategy discussion to disclose
       that Putnam Management may engage in active trading of the Fund   s
portfolio.

Prospectus    Fund Management, Investment Manager

23.    Please explain in correspondence what the    Other expenses    not
covered under the all-
       inclusive management fee are.

Statement of Additional Information

Fund Organization and Classification, pages I-1 and II-1

24. Please state that the Fund may only invest in Permissible Investments in accordance with its exemptive order. Please review and revise the Statement of Additional Information to remove references to any securities that are not Permissible Investments such as debt securities or MLPs.

Investment Restrictions, pp. I-4-I-5

25.    Please tailor the Fund   s fundamental and non-fundamental policies, as
appropriate, to
       ensure the disclosure represents the Fund   s specific investment
limitations. Such
       tailoring may be reflected in explanatory notes after the restrictions. For example,
 Caitlin Robinson, Esq.
March 19, 2021
Page 5 of 8

       according to the Fidelity Application, a Fund may not borrow for investment purposes or engage in short sales.

26. We note the Fund is non-diversified. Please confirm the accuracy/applicability of
       Investment Restrictions 6 and 7.

Trustee Responsibilities and Fees, p. I-6

27.    Please discuss the Board   s role with respect to remedial measures
noted in the Fidelity
       Application under    Monitoring of Fund Operations    on page 25.

Portfolio Deposit, p. II-3 and Redemption of Creation Units, pp. II-6-II-9

28. Please review and revise the disclosure related to creations and redemptions to ensure that it conforms to the representations made in the Fidelity Application (e.g., page 11 of the Fidelity Application states that the Deposit Instruments of the Fund will be the same as the Tracking Basket).

Miscellaneous Investments, Investment Practices and Risks

29.    In    ESG Considerations,    on page II-12, please revise the heading to
add a parenthetical
       identifying the two Funds that are discussed in this section.

Management, pp. II-43-II-48

30.    Where appropriate, please disclose the Adviser   s responsibility for
monitoring the Fund   s
       operations, including how Shares trade, the level of any market price premium or discount to NAV and the bid/ask spread on market transactions as described in the
       Fidelity Application on page 25.

Disclosure of Portfolio Information, page II-55

31.    In    Public Disclosures,    please also note that the Fund will
publish, on a daily basis, the
       Tracking Basket and the Tracking Basket Weight Overlap.

Other Disclosures, page II-56

32. In the last paragraph on page II-57, we note the disclosure related to model SMA
       portfolios. The Fund   s actual portfolio is not public; therefore,
selective disclosure
 Caitlin Robinson, Esq.
March 19, 2021
Page 6 of 8

       should not be permitted. Please explain how the proposed selective disclosure is consistent with condition 8 of the Fidelity Application.

Putnam Focused Large Cap Growth ETF

Prospectus

Prospectus Summary    Principal Investment Risks

33. We note that small and midsize companies risk is identified as a risk of investing in the
       Fund; however, the principal investment strategy states that the Fund will invest in large and midsize U.S. companies. Please reconcile.

Putnam Sustainable Future ETF

Prospectus Summary    Principal Investment Strategy

34.    Please tie in    Future    in the name of Putnam Sustainable Future ETF
to the Fund   s
       principal investment strategy.

35.    A fund with    Sustainable    in its name should have an 80% policy of
investing in either
       environmentally friendly or ESG issuers. See Rule 35d-1 under the 1940
Act.

36.    The Fund should more clearly explain its definition of    ESG    and its
specific ESG
       area(s) of focus.

37. The Fund should describe the criteria it uses in determining what issuers it considers to have ESG characteristics, consistent with its chosen ESG definition/focus. The disclosure should include whether the Fund selects investments by reference to, for example: (i) an ESG index; (ii) a third-party rating organization; (iii) a proprietary screen and the factors the screen applies; or (iv) a combination of the above methods. The Fund should also describe its due diligence practices in applying its screening criteria to portfolio companies (e.g., does it perform its own independent analysis of issuers, or does it rely exclusively on third party screens?). Lastly, explain (i)
whether the Fund   s ESG
       criteria are applied to every investment it makes, or only to some of its investments; and
       (ii) whether ESG is the exclusive factor considered or whether it is one of several factors.

38. In the second paragraph, the last sentence states that the metrics the Adviser uses to
       evaluate ESG    will continue to evolve over time.    If the fund
intends to use an ESG
       strategy that will evolve over time, more clearly define what would trigger changes, how shareholders would be notified and what firm parameters are in place regarding the ESG area(s) of focus.
 Caitlin Robinson, Esq.
March 19, 2021
Page 7 of 8

39. The Fund should disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for their portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

Prospectus Summary - Principal Investment Risks

40.      Small and midsize company risk   is identified as a principal risk of
investing in the
       Fund. Please add investments in small and midsize companies to the principal investment strategies. Please make the same change in the prospectus for the Putnam
       Sustainable Leaders ETF.

Putnam Sustainable Leaders ETF

Prospectus Summary - Principal Investment Strategies

41. Please carry over comments 35-39 related to ESG methodology from the discussion of the Putnam Sustainable Future ETF above.

42.    In the first paragraph, the second sentence states   Stocks of companies
that exhibit
       considered to be growth stocks.   Please supplementally provide support
for this
       statement.

43. Please clarify the term "leaders" in the Fund's name. Is the Fund investing in companies
       that are considered   sustainability leaders  ? Please define what it
means to be a
         sustainable leader   and what sets these companies apart from other
companies in their
       industries.

Part C: Other Information

Item 28: Exhibits

Exhibit 99.A: Agreement and Declaration of Trust

44. We note that section 8.9 of the Declaration of Trust limits shareholders ability to bring derivative claims by requiring a certain percentage of shareholders to join in any suit.
       Please revise the Declaration of Trust to carve out any claims arising under the federal securities laws from the limitations and disclose the provision and related risks in the prospectus.

45.    Please file the other finalized exhibits once they are available.


                                             *   *   *
 Caitlin Robinson, Esq.
March 19, 2021
Page 8 of 8

         Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-6870.


                                                             Sincerely,

                                                               /s/ Jaea Hahn

                                                             Jaea Hahn
                                                             Senior Counsel

cc:    Stephanie Capitstron, Dechert, LLP
       Andrea Ottomanelli Magovern, Assistant Director
       Sumeera Younis, Branch Chief